Exhibit 2.2

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER is made and entered into as of July 2, 2013 (this “Amendment”), by and between Autovative Products, Inc., a Nevada corporation (“Parent”), and Ucansi Inc., a Delaware corporation (“Ucansi”).  Capitalized terms used herein but not herein defined shall have the respective meanings ascribed thereto in that certain Agreement and Plan of Merger, dated as of June 26, 2013, by and among Parent, Ucansi Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent, and Ucansi (the “Merger Agreement”).

WHEREAS, pursuant to Section 10.6 of the Merger Agreement, the parties hereto desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants of the parties as hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
AMENDMENTS

1.1           Amendment to Article III.

(a)           Section 3.3(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(b)           each share of Ucansi Common Stock (other than any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 7.674 (the “Common Stock Exchange Ratio”) duly authorized, validly issued, fully paid and nonassessable shares of Parent Common Stock;”

(b)           Section 3.3(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(c)           each share of Series A-6 Preferred Stock (other than any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 7.724 duly authorized, validly issued, fully paid and nonassessable shares of Parent Common Stock.”

1.2           Amendment to Article IV.

(a)           Section 4.5(a) of the Merger Agreement is hereby amended to delete clause (A) thereof and replace it in its entirety with: “(A) 10,000,000 shares of Ucansi Common Stock, of which 3,666,667 shares are issued and outstanding as of the date hereof, and”.

1.3           Amendment to Schedule 4.7.

(a)           Schedule 4.7 is hereby updated for all purposes to include the following disclosure:

“Grant of 6,365 Non-Qualified Stock Options at an exercise price of US $0.01 on Apr 1, 2013 to Jules Abrahms”

ARTICLE II
MISCELLANEOUS

2.1           Counterparts

.  This Amendment may be executed in counterparts and such counterparts may be delivered in electronic format (including by fax and email).  Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart and copies produced therefrom shall have the same effect as an original.  To the extent applicable, the foregoing constitutes the election of the parties to invoke any law authorizing electronic signatures.

2.2           No Other Amendments

.  Except as specifically amended hereby, the Merger Agreement remains unmodified and in full force and effect and is hereby ratified and confirmed.

2.3           Section References

.  Unless explicitly stated otherwise, references to “Sections” or a “Section” refer to Sections or a Section of the Merger Agreement.

2.4           Governing Law

.  Sections 10.8 and 10.9 are hereby incorporated by reference in this Amendment as if fully set forth herein, mutatis mutandis.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

AUTOVATIVE PRODUCTS, INC. By: /s/ Qasim Husain Name: Qasim Husain Title: Chief Executive Officer

UCANSI INC. By: /s/ Nimrod Madar Name: Nimrod Madar Title: Chief Executive Officer